File No. 812-[        ]

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

John Hancock Exchange-Traded Fund Trust

John Hancock Investment Management LLC

John Hancock Variable Trust Advisers LLC

John Hancock Investment Management Distributors LLC

200 Berkeley Street

Boston, MA 02116

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications, notices and orders to:

Kinga Kapuscinski, Esq.	Christopher P. Harvey, Esq.
Nicholas J. Kolokithas, Esq.	Allison M. Fumai, Esq.
John Hancock Investment Management LLC	Dechert LLP
200 Berkeley Street	One International Place, 40th Floor
Boston, MA 02116	100 Oliver Street
Boston, MA 02110

Page 1 of 12 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 2, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

John Hancock Exchange-Traded Fund Trust

John Hancock Investment Management LLC

John Hancock Variable Trust Advisers LLC

John Hancock Investment Management Distributors LLC

Foreside Fund Services, LLC

File No. 812-[     ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.      SUMMARY OF APPLICATION

In this application (“Application”), the undersigned applicants, John Hancock Exchange-Traded Fund Trust (the “Trust”), John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (together, “John Hancock”), and John Hancock Investment Management Distributors LLC and Foreside Fund Services, LLC (each such entity included in the term “Distributor,” and together with the Trust and John Hancock, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Exhibit A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by John Hancock or any entity controlling, controlled by, or under common control with John Hancock (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and

[1]	Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except in connection with a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.
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(c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this Application, Applicants proceed under rule 0-2 under the Act.

II.         THE APPLICANTS

A. The Trust

The Trust is a business trust organized under the laws of Massachusetts and will consist of one or more series operating as a Fund. The Trust is registered under the Act with the Commission as an open-end management investment company under the Act.

B. The Adviser

John Hancock Investment Management LLC or John Hancock Variable Trust Advisers LLC, each a limited liability company organized under the laws of Delaware with its principal office in Boston, Massachusetts, will be the investment adviser to the Initial Fund. Each of John Hancock Investment Management LLC or John Hancock Variable Trust Advisers LLC is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). John Hancock or an affiliate has initially entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s board of trustees, an Adviser will serve as the investment adviser to the Fund. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust has entered into a distribution agreement with Foreside Fund Services, LLC to act as the distributor of shares of the Funds (“Shares”) and may in the future enter into a distribution agreement with one or more other distributors, including John Hancock Investment Management Distributors LLC. Each of Foreside Fund Services, LLC and John Hancock Investment Management Distributors LLC is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Applicants request that the relief requested in this Application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this Application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.        REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as those contained in the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

2        All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the terms and conditions of the Reference Order that are incorporated by reference herein.

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•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.       NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the first page.

V.        PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

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John Hancock Exchange-Traded Fund Trust

By:	/s/ Christopher Sechler
Christopher L. Sechler, Esq.
Secretary and Chief Legal Officer

John Hancock Investment Management LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald, Esq.
Secretary and Chief Legal Counsel

John Hancock Variable Trust Advisers LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald, Esq.
Secretary and Chief Legal Counsel

John Hancock Investment Management Distributors LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald, Esq.
Secretary and Chief Legal Counsel

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
Vice President
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AUTHORIZATION

RULE 0-2(c)

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Christopher L. Sechler, Secretary and Chief Legal Officer of John Hancock Exchange-Traded Fund Trust, is authorized to sign on behalf of John Hancock Exchange-Traded Fund Trust pursuant to the following resolutions adopted by the Board of Trustees of John Hancock Exchange-Traded Fund Trust on December 10, 2020:

RESOLVED, that the Board of Trustees of John Hancock Exchange-Traded Fund Trust (the “Trust”) hereby authorizes and approves in the name and on behalf of the Trust the preparation, execution and filing with the U.S. Securities and Exchange Commission (the “SEC”) of an Application for an Order of Exemption: (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, (ii) under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and (iii) under Section 12(d)(1)(J) of the 1940 Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit the Trust to create and operate series of the Trust that will operate as actively managed exchange-traded funds; and

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to do such further acts and execute and deliver such additional documents or instruments, including any amendments or supplements thereto, as may be necessary or desirable to effect the intent and purpose of the foregoing resolution, such determination and their authority therefore to be conclusively evidenced by the doing of such acts or the preparation, execution, and filing of such documents; and

FURTHER RESOLVED, that upon issuance of any Order of Exemption by the SEC in accordance with the terms and conditions of the above described Application, the Trust is authorized to act in accordance with the provisions of the Order of Exemption.

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VERIFICATION

RULE 0-2(d)

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

The undersigned states that he has duly executed the attached Application dated June 2, 2021 for and on behalf of John Hancock Exchange-Traded Fund Trust; that he is the Secretary and Chief Legal Officer of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

John Hancock Exchange-Traded Fund Trust

By:	/s/ Christopher Sechler
Christopher L. Sechler, Esq. Secretary and Chief Legal Officer
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VERIFICATION

RULE 0-2(d)

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

The undersigned states that he has duly executed the attached Application dated June 2, 2021 for and on behalf of John Hancock Investment Management LLC; that he is the Secretary and Chief Legal Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

John Hancock Investment Management LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald, Esq. Secretary and Chief Legal Counsel
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VERIFICATION

RULE 0-2(d)

JOHN HANCOCK VARIABLE TRUST ADVISERS LLC

The undersigned states that he has duly executed the attached Application dated June 2, 2021 for and on behalf of John Hancock Variable Trust Advisers LLC; that he is the Secretary and Chief Legal Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

John Hancock Variable Trust Advisers LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald, Esq. Secretary and Chief Legal Counsel
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VERIFICATION

RULE 0-2(d)

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

The undersigned states that he has duly executed the attached Application dated June 2, 2021 for and on behalf of John Hancock Investment Management Distributors LLC; that he is the Secretary and Chief Legal Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

John Hancock Investment Management Distributors LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald, Esq. Secretary and Chief Legal Counsel
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VERIFICATION

RULE 0-2(d)

FORESIDE FUND SERVICES, LLC

The undersigned states that he has duly executed the attached Application dated June 2, 2021 for and on behalf of Foreside Fund Services, LLC; that he is the Vice President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks Vice President
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Exhibit A

Initial Fund

John Hancock US Equity Fund

John Hancock US Equity Fund will seek long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity and equity related securities of more established companies domiciled in the United States.

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